UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrant is filing this Amendment to Form F-X to report a change in the U.S. Agent for Service of Process previously appointed by the Registrants in connection with multiple Forms filed by the Registrants with the Commission, as listed below in Item C (the “Applicable Form”). The Registrants hereby amend each Form F-X initially filed by the Registrants contemporaneously with an Applicable Form.

A. Name of issuer or person filing (“Filer”): DeFi Technologies Inc.

B. (1) This is (check one):

☐ an original filing for the Filer.

☒ an amended filing for the Filer.

C. Identify the filing in conjunction with which this form is being filed:

Name of registrant: DeFi Technologies Inc.

Form type: Form 40-F

File Number (if known): 001-41056

Filed by: DeFi Technologies Inc.

Date filed (if filed concurrently, so indicate): September 16, 2024

D. The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

198 Davenport Road

Toronto, Ontario M5R 1J2

Canada

E. The Filer designates and appoints Cogency Global, Inc. (the “Agent”), located at:

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Form 40-F relates has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ontario, Canada this 16th day of September, 2024.

DEFI TECHNOLOGIES INC.

By:	/s/ Olivier Roussy Newton
	Name:	Russell Starr
	Title:	Chief Executive Officer and Executive Chairman

This statement has been signed by the following persons in the capacities and on the dates indicated.

Cogency Global Inc.

as agent for Service of Process for

DeFi Technologies Inc.

By:	/s/ Collen A. De Vries
	Name:	Collen A. De Vries
	Title:	Senior Vice President
	Date:	September 16, 2024

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